News Release
AMEX, TSX Symbol: NG

Galore Creek Partnership Signs Support Agreement for New High Capacity
Transmission Line for Northwestern British Columbia

October 1, 2007 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) today announced that the Galore Creek Partnership and Coast Mountain Hydro have entered into a support agreement with the British Columbia government through British Columbia Transmission Corporation (“BCTC”) and the British Columbia Hydro and Power Authority (“BC Hydro”) on a proposed high-capacity 287-kV Northwest Transmission Line. The proposed line will deliver power from Terrace to Bob Quinn Lake, near the Galore Creek copper-gold project. NovaGold and Teck Cominco Limited (TSX: TCK.A, TCK.B, NYSE: TCK) formed the 50/50 Galore Creek Partnership in August 2007 to jointly manage construction and operations of the Galore Creek mine. Coast Mountain Power, a wholly owned subsidiary of NovaGold, manages the planned Forrest Kerr run-of-river hydroelectric project near Bob Quinn.

Galore Creek and Coast Mountain Hydro have agreed to obtain electrical service for the construction and operation of the Galore Creek mine and to interconnect the Forrest Kerr hydroelectric project at Bob Quinn, where BC Hydro and BCTC will construct a substation at the terminus of the proposed 287-kV system. In addition, Galore Creek and Coast Mountain Hydro have agreed to participate in, support and contribute to the development of the 287-kV system.

Galore Creek has all major authorizations and permits in place to build a 138-kV line to bring power to the mine. Under this new agreement, Galore Creek would contribute toward development of the 287 kV-line infrastructure with payments no higher than the estimated costs to build and operate its originally planned 138-kV system. The BC Government has committed to fulfilling certain milestones by the end of 2008, including completing the Environmental Assessment process and providing Galore Creek with formal notification of its intent to proceed with the project.

“The high-capacity 287-kV Northwest Transmission Line would provide increased flexibility, power stability and capacity for the Galore Creek project at no additional cost,” said Doug Brown, President of Galore Creek Mining Corporation and VP, Business Development for NovaGold. “We also see this initiative as very positive for the communities of northwestern BC, providing a long-term power solution that will foster and sustain growth in the region.”

BC Hydro and BCTC have initiated the Environmental Assessment and permitting process for the project, which will seek input from First Nations and the public. Should the Northwest Transmission Line project not proceed for any reason, Galore Creek would initiate construction of the 138-kV line to bring power to the mine.

About the Galore Creek Project

Full construction activities started in June 2007 at the Galore Creek project, one of the largest undeveloped copper-gold projects in the world. As envisioned, the Galore Creek deposit would be developed as an open-pit mine with a minimum 20-year mine life. The project is expected to create more than 1,000 jobs during the construction phase and approximately 500 full-time jobs during operation. The October 2006 Feasibility Study estimated construction costs at C$2.2 billion.

In February 2006, NovaGold entered into a comprehensive agreement with the Tahltan Nation to support development of the Galore Creek project. The agreement supports the Tahltan Nation’s principles of environmental stewardship, economic sustainability and self-determination and ensures collaboration throughout the mine life.

In August 2007, NovaGold finalized a 50/50 partnership agreement with Teck Cominco Limited to build the Galore Creek mine, with Teck Cominco funding the next approximately US$500 million in construction costs. With production targeted for 2012, Galore Creek is expected to produce in excess of 430 million pounds of copper, 340,000 ounces of gold and 4 million ounces of silver annually for the first five years of operation. Based on current reserves of over 540 million tonnes and resources of approximately 1 billion tonnes, there is potential to maintain the initial production rates beyond year five and extend the current 20+ year mine life.

About NovaGold

NovaGold is a gold and copper company engaged in the exploration and development of mineral properties in Alaska and Western Canada. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. NovaGold and Teck Cominco have created a 50/50 partnership to build the Galore Creek copper-gold mine in northwestern British Columbia. NovaGold owns 70% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, in a joint venture with Barrick Gold (30%). Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold has one of the largest reserve and resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and exploration results, construction and production timing and cost estimates, anticipated permitting results and timing and future plans, actions, objectives and achievements of NovaGold, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; uncertainties involved in disputes and litigation, including disputes and litigation concerning Pioneer Metals and the Galore Creek and Grace properties; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financings; the need for cooperation of government agencies and First Nations groups in the exploration, permitting and development of NovaGold’s properties; the possibility of adverse developments in the financial markets generally; the possibility of delay in permitting, exploration, development or construction programs and uncertainties as to permit and approval requirements and meeting project milestones; and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2006, filed with the Canadian securities regulatory authorities, in NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other information released by NovaGold and filed with the appropriate regulatory agencies.

Cautionary Note Regarding Reserve and Resource Estimates

This press release and other information released by NovaGold uses the terms “reserves” and “resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release or released by NovaGold in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and any reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

# # #

Contacts

Doug Brown
Vice President, Business Development, NovaGold
President, Galore Creek Mining Corporation

Greg Johnson
Vice President, Corporate Communications and Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227